FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

May 31, 2016

ITEM 3.	NEWS RELEASE

A news release was disseminated on May 31, 2016 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) reports new platinum, palladium and gold (“3E”) assay results for recent drill intercepts completed on the Waterberg Project subsequent to the updated independent resource estimate announced on April 19, 2016. Assay results for two new drill intercepts on the Super T layer have been received as follows:

Hole WB208 - 9.05 g/t 3E (2.16 g/t Pt, 5.32 g/t Pd, 1.57 g/t Au) over 5.5 meters from 1006.5 meters to 1012 meters vertical depth.

Hole WB209 – 4.40 g/t 3E (1.12 g/t Pt, 2.97 g/t Pd, 0.31 g/t Au) over 5.72 meters from 1061 meters to 1066.72 meters vertical depth.

Previously announced holes up dip from WB208 and WB209 include WB195 (13.91 g/t 3E over 11.87 meters from 895.63 meters to 907.5 meters vertical) and WB200 (5.92 g/t 3E over 7.56 meters from 938.44 meters to 946 meters vertical.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) reports new platinum, palladium and gold (“3E”) assay results for recent drill intercepts completed on the Waterberg Project subsequent to the updated independent resource estimate announced on April 19, 2016. Assay results for two new drill intercepts on the Super T layer have been received as follows:

Hole WB208 - 9.05 g/t 3E (2.16 g/t Pt, 5.32 g/t Pd, 1.57 g/t Au) over 5.5 meters from 1006.5 meters to 1012 meters vertical depth.

Hole WB209 – 4.40 g/t 3E (1.12 g/t Pt, 2.97 g/t Pd, 0.31 g/t Au) over 5.72 meters from 1061 meters to 1066.72 meters vertical depth.

Previously announced holes up dip from WB208 and WB209 include WB195 (13.91 g/t 3E over 11.87 meters from 895.63 meters to 907.5 meters vertical) and WB200 (5.92 g/t 3E over 7.56 meters from 938.44 meters to 946 meters vertical.

On the Super F central layer new infill drilling assay results have been received as follows:

Hole WB206 - 3.56 g/t 3E (1.15 g/t Pt, 2.35 g/t Pd, 0.06 g/t Au) over 6.0 meters from 403.5 meters to 409.5 meters vertical.

Hole WB207 - 3.75 g/t 3E (1.10 g/t Pt, 2.42 g/t Pd, 0.23 g/t Au) over 6.5 meters from 328.5 meters to 335.0 meters vertical.

On the Super F boundary layer new infill drilling assay results have been received as follows:

Hole WB202 - 4.00 g/t 3E (1.24 g/t Pt, 2.65 g/t Pd, 0.11 g/t Au) over 7.91 meters from 245.09 meters to 253 meters vertical.

Hole WB204 - 4.01 g/t 3E (1.07g/t Pt, 2.74g/t Pd, 0.20 g/t Au) over 8.84 meters from 275.66 meters to 284.5 meters vertical.

True thickness of the intercepts described above is estimated at 70% of vertical thickness on both the T and F layers.

R. Michael Jones, P.Eng., CEO of Platinum Group Metals Ltd said “These new intercepts continue to demonstrate the extraordinary nature in grade and thickness of the T and F layers at Waterberg compared to most platinum mines in South Africa. The Super F and the T layers are also extremely shallow (140 meters) as compared to another recent underground discovery on the North Limb. There remains excellent potential to increase the size of the Waterberg deposit and to further define the new Super T area. We continue to work closely with our partner the Japan Oil, Gas and Metals National Corporation ("JOGMEC") to expand and delineate the Waterberg Project. A Pre-Feasibility Study for the project is in progress and on track for completion later this year.”

The Company holds a 58.62% effective interest in the Waterberg Project, located on the North Limb of the Bushveld Igneous Complex, South Africa. Engineering work related to an ongoing Pre-Feasibility Study continues for fully mechanized mining plans as recommended in an NI 43-101 Technical report filed on April 29, 2016. Drilling and engineering work is being funded 100% at this time by the Japan Oil, Gas and Metals National Corporation ("JOGMEC") under a US$ 20 million firm commitment to the Joint Venture. The Joint Venture technical committee will be meeting in June to discuss ongoing work in addition to the approved Pre-Feasibility Study.

The Waterberg deposit is still open to the north and down dip. Surface exploration work up to 15 kilometers north of the known deposit area is now re-commencing northward on Joint Venture licenses to define the extent of this newly discovered lobe of the famous Bushveld Complex.

Waterberg Resources (April 2016)

Mineral resources in the T and F layers at Waterberg (100% project basis) have increased to an estimated 23.894 million ounces 4E in the indicated category plus 11.710 million ounces 4E in the inferred category:

•	Indicated 209.559 million tonnes grading 3.55 g/t 4E (1.07 g/t Pt, 2.19 g/t Pd, 0.26 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off)
•	Inferred 105.918 million tonnes grading 3.44 g/t 4E (1.04 g/t Pt, 2.09 g/t Pd, 0.28 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off)
•	Note Inferred resources have a high degree of uncertainty and resources may never be converted to reserves.

Qualified Person Data Verification and Quality Control and Assurance

Scientific and Technical Information in this Press Release related to mineral resources has been approved in a filed technical report by Charles J Muller, (BScHons) Pr Sci Nat (Reg. No 400201/04), an independent consulting geologist and resource estimator of CJM Consulting, an independent qualified person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("N1 43-101"). See technical report at www.sedar.com entitled “Mineral Resource Update on the Waterberg Project Located in the Bushveld Igneous Complex, South Africa” dated April 29, 2016.

This press release has been reviewed and approved by R. Michael Jones, P.Eng., a non-independent Qualified Person and the CEO of the Company. He has verified the technical information for disclosure in this press release by reviewing the work of experienced Company geologists, visiting the site and the ongoing project database.

Assays have been assured for quality through a chain of custody protocol, check assay process and the blind insertion of blanks and standards in the assay sample stream in accordance with the Company procedures. Assays are completed by fire assay and ICP finish in an ISO 17025 accredited lab.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones, CEO and Co-founder

For further information contact:

R. Michael Jones, President & CEO
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure
The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Forward-Looking Statements
This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws ("forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the use of proceeds. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities; the Company's ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company's prospectus, registration statement, Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. and other Investors
Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

May 31, 2016